EXHIBIT 99.1

China Xiniya Fashion Limited Receives Notice from NYSE of Falling Below Continued Listing Standards

XIAMEN, FUJIAN, China—October 11, 2017—China Xiniya Fashion Limited ("Xiniya" or the "Company") (NYSE:XNY) today announced that, on September 11, 2017, the Company received notification from NYSE Regulation of being below the continued listing standards of the New York Stock Exchange ("NYSE"). The Company is considered below criteria established by the NYSE because the Company's average market capitalization has been less than US$50million over a consecutive 30 trading-day period and its last reported shareholders' equity was less than US$50million.

In accordance with NYSE procedures, the Company has 90 days from the receipt of the notice to submit a plan to the NYSE demonstrating how it intends to regain compliance with the NYSE's continued listing standards within 18 months (the "plan period"). The Company intends to develop and submit such a business plan within the required time frame. The NYSE staff will then evaluate the plan to determine whether the Company has made a reasonable demonstration of an ability to come into conformity with the listing standard within 18 months.

In the event the NYSE accepts the plan, the Company will be subject to quarterly monitoring for compliance with the plan and the Company's ADSs will continue to trade on the NYSE during the plan period, subject to the Company's compliance with other NYSE continued listing requirements. In the event the NYSE does not accept the plan, the Company will be subject to suspension by the NYSE and delisting procedures. In the event the Company is delisted, the stock may continue to be traded in the Over-The-Counter (or OTC) market.

The Company's business operations, its U.S. Securities and Exchange Commission reporting requirements, and all other contractual obligations, including sales and procurement contracts, are unaffected by the notice from NYSE.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distributors and retail network. Its products are sold to consumers at authorized retail outlets owned and managed by third parties located in 20 provinces, four autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com

1